Filed by:	Energy Future Intermediate Holding Company LLC EFIH Finance Inc.
Pursuant to Rule 425 under the Securities Act of 1933 Subject Company: Energy Future Competitive Holdings Company Commission File No.: 333-153529-02

News Release

FOR IMMEDIATE RELEASE

Energy Future Holdings Corp. and

Energy Future Intermediate Holding Company LLC

Announce Exchange Offers for Debt Securities of

Energy Future Holdings Corp. and

Texas Competitive Electric Holdings Company LLC and

Related Consent Solicitations

DALLAS – October 5, 2009 – Energy Future Holdings Corp. (“EFH Corp.”) announced today that it and its direct, wholly owned subsidiary, Energy Future Intermediate Holding Company LLC (“EFIH”), and EFIH’s direct, wholly owned subsidiary, EFIH Finance Inc. (“EFIH Finance” and, together with EFH Corp. and EFIH, the “Offerors”), are commencing exchange offers (the “Exchange Offers”) to exchange outstanding debt securities listed in the table below (collectively, the “Old Notes”) for up to $4.0 billion of new senior secured notes to be issued by EFH Corp. and/or EFIH and EFIH Finance (EFIH and EFIH Finance together, the “EFIH Offerors”), upon the terms and subject to the conditions set forth in the prospectus relating to the Exchange Offers (the “Prospectus”) and the related Consent and Letter of Transmittal. The purpose of the Exchange Offers is to reduce the outstanding principal amount and extend the weighted average maturity of the long-term debt of EFH Corp. and its subsidiaries.

Concurrent with the Exchange Offers, and upon the terms and subject to the conditions more fully described in the Prospectus and the related Consent and Letter of Transmittal, EFH Corp. is soliciting (the “Consent Solicitations”) consents (the “Consents”) from holders of Consent Notes (as defined below) to certain proposed amendments (the “Proposed Amendments”), which are summarized below.

If the requisite Consents with respect to the 2017 Notes Indenture (as defined below) are received, the Offerors will issue and exchange in the Exchange Offers up to $4.0 billion aggregate principal amount of 9.75% Senior Secured Notes due 2019 of EFH Corp. (the “New EFH Senior Secured Notes”) and/or 9.75% Senior Secured Notes due 2019 of the EFIH Offerors (the “New EFIH Senior Secured Notes” and, together with the New EFH Senior Secured Notes, the “New Senior Secured Notes”). If the requisite Consents with respect to the 2017 Notes Indenture are not received, the Offerors will issue and exchange in the Exchange Offers up to $3.0 billion aggregate principal amount of New Senior Secured Notes. The maximum principal amount of New Senior Secured Notes issuable in the Exchange Offers, in either case, is referred to herein as the “Maximum Exchange Amount.”

CUSIP/ISIN	Outstanding Principal Amount (in millions)	Issuer	Title of Old Notes	Acceptance Priority Level	Total Consideration if Tendered at or Prior to the Early Tender Date	Exchange Consideration if Tendered After the Early Tender Date and at or Prior to the Expiration Date
873168 AL2 / US873168 AL29	$1,000	EFH Corp.	5.55% Series P Senior Notes due 2014	1	$710.00	$680.00

873168 AN8 / US873168 AN84 873168 AM0 / US873168 AM02	$750	EFH Corp.	6.50% Series Q Senior Notes due 2024	1	$475.00	$445.00

873168 AQ1 / US873168 AQ16	$750	EFH Corp.	6.55% Series R Senior Notes due 2034	1	$465.00	$435.00

292680 AD7 / US292680 AD70	$2,650	EFH Corp.	11.250%/12.000% Senior Toggle Notes due 2017	1	$660.00	$630.00

292680 AC9 / US292680 AC97 292680 AA3 / US292680 AA32	$2,000	EFH Corp.	10.875% Senior Notes due 2017	1	$745.00	$715.00

882330 AF0 / US882330 AF05 U88235 AC7 / USU88235 AC76	$3,000	Texas Competitive Electric Holdings Company LLC (“TCEH”) TCEH Finance, Inc.	10.25% Senior Notes due 2015	2	$720.00	$690.00

882330 AG8 / US882330 AG87 882330 AC7 / US882330 AC73	$2,000	TCEH TCEH Finance, Inc.	10.25% Senior Notes due 2015, Series B	2	$720.00	$690.00

Upon the terms and subject to the conditions of the Exchange Offers, including the acceptance priority levels described herein, the Maximum Exchange Amount and the Priority Level 2 Cap (as defined below) and the possible prorations resulting therefrom, in exchange for each $1,000 principal amount of Old Notes validly tendered (and not validly withdrawn), the participating holders of Old Notes will be eligible to receive the applicable consideration provided in the table above. The applicable consideration will be payable 45% in New EFH Senior Secured Notes and 55% in New EFIH Senior Secured Notes unless the requisite Consents with respect to each of the Legacy Notes Indentures (as defined below) are received, in which case, the applicable consideration will be payable entirely in New EFH Senior Secured Notes. The Offerors will not accept any tender of Old Notes that would result in the issuance of less than $2,000 principal amount of New EFH Senior Secured Notes or New EFIH Senior Secured Notes to a participating holder. Furthermore, the aggregate principal amount of New EFH Senior Secured Notes or New EFIH Senior Secured Notes issued to each participating holder for all Old Notes validly tendered (and not validly withdrawn) will be rounded down, if necessary, to $2,000 or the nearest whole multiple of $1,000 in excess thereof. The rounded amount will be the principal amount of New Senior Secured Notes a participating holder will receive, and no additional cash will be paid in lieu of any principal amount of New Senior Secured Notes not received as a result of such rounding down.

1. Terms of the Consent Solicitations

a. The Consent Notes

EFH Corp. is soliciting Consents with respect to:

•

the Indenture, dated as of November 1, 2004, by and between EFH Corp. and The Bank of New York Mellon (“BONYM”), as trustee, pursuant to which the 5.55% Series P Senior Notes due 2014 were issued (the “Series P Notes Indenture”);

•	the Indenture, dated as of November 1, 2004, by and between EFH Corp. and BONYM, as trustee, pursuant to which the 6.50% Series Q Senior Notes due 2024 were issued (the “Series Q Notes Indenture”);

•

the Indenture, dated as of November 1, 2004, by and between EFH Corp. and BONYM, as trustee, pursuant to which the 6.55% Series R Senior Notes due 2034 were issued (the “Series R Notes Indenture” and, collectively with the Series P Notes Indenture and the Series Q Notes Indenture, the “Legacy Notes Indentures,” and the Old Notes issued thereunder, collectively, the “Legacy Notes”); and

•

the Indenture, dated as of October 31, 2007, by and among EFH Corp., the guarantors named therein and The Bank of New York Mellon Trust Company, N.A., as trustee, pursuant to which the 10.875% Senior Notes due 2017 and the 11.250%/12.000% Senior Toggle Notes due 2017 were issued, as amended and supplemented by the first and second supplemental indentures thereto (the “2017 Notes Indenture,” and the Old Notes issued thereunder, collectively, the “2017 Notes”).

In this press release, the Legacy Notes and the 2017 Notes are collectively referred to as the “Consent Notes,” and the Legacy Notes Indentures and the 2017 Notes Indenture are collectively referred to as the “Consent Notes Indentures.”

Consent Notes validly tendered pursuant to the Exchange Offers (and not validly withdrawn) at or prior to the Consent Date (as defined below) will be deemed to include Consents to the Proposed Amendments. Holders may not validly tender Consent Notes in the Exchange Offers at or prior to the Consent Date without delivering the related Consents in the Consent Solicitations, but holders may tender Consent Notes after the Consent Date and at or prior to the Expiration Date (as defined below) without delivering Consents with respect to such Consent Notes. Holders tendering Consent Notes after the Early Tender Date (as defined below) will not be eligible to receive the applicable Total Consideration for such Consent Notes. Likewise, holders of Consent Notes may not deliver Consents in the Consent Solicitations without validly tendering their Consent Notes in the Exchange Offers at or prior to the

Consent Date and may only validly revoke Consents by validly withdrawing the previously tendered related Consent Notes at or prior to the later of the Consent Date and the execution of the supplemental indentures as to which such Consents relate.

b. Proposed Amendments; Waiver

The Proposed Amendments would eliminate substantially all of the restrictive covenants and references thereto contained in the Consent Notes Indentures and the Consent Notes, eliminate certain events of default, modify covenants regarding mergers and consolidations, and modify or eliminate certain other provisions, including the limitation on the incurrence of secured indebtedness in the Legacy Notes Indentures and the limitation on the incurrence of indebtedness and liens in the 2017 Notes Indenture, such that an unlimited amount of secured debt could be issued by EFH Corp. under the terms of the Consent Notes Indentures, and certain provisions relating to defeasance contained in the 2017 Notes Indenture and the 2017 Notes which would otherwise prevent a defeasance without, among other things, delivery of an opinion of counsel confirming such defeasance does not constitute a taxable event. In addition to the foregoing, execution and delivery of the Consent and Letter of Transmittal will constitute an express waiver by a consenting holder of the Consent Notes with respect to all claims against the Offerors and certain affiliates of the Offerors of any breach, default or event of default that may have arisen under the Consent Notes Indentures.

c. Requisite Consents

In order to be adopted with respect to a particular issue of Consent Notes, the applicable Proposed Amendments must be consented to by the holders of at least a majority of the outstanding aggregate principal amount of such issue of Consent Notes, each voting as a separate class. However, the holders of both series of the 2017 Notes will vote together as a single class, and, as a result, the Proposed Amendments to the 2017 Notes Indenture must be consented to by the holders of at least a majority of the outstanding aggregate principal amount of both series of the 2017 Notes, voting together as a single class. EFH Corp. will pay cash consideration for Consents as described below.

d. Consent Date

To deliver Consents pursuant to the Consent Solicitations, holders must validly tender (and not validly withdraw) their Consent Notes, and thereby deliver Consents related to such Consent Notes, at or prior to 5:00 p.m., New York City time, on October 19, 2009 (such time and date, as the same may be extended by EFH Corp., the “Consent Date”). If the requisite Consents with respect to an issue of the Consent Notes are received and a supplemental indenture for such Consent Notes is executed, EFH Corp. will pay to each holder that validly delivers and does not validly revoke Consents in respect of such Consent Notes, in addition to any applicable consideration payable to such holder pursuant to the Exchange Offers, a cash consent payment of $2.50 per $1,000 principal amount of such Consent Notes. Consent payments are not subject to proration. EFH Corp.’s obligation to make consent payments is not conditioned upon consummation of the Exchange Offers. However, the Proposed Amendments in any executed supplemental indenture relating to the Consent Notes that were the subject of a terminated exchange offer will not become operative with respect to such issue of Consent Notes.

2. Terms of the Exchange Offers

a. Maximum Exchange Amount and Priority Level 2 Cap

The maximum aggregate principal amount of New Senior Secured Notes issuable in the Exchange Offers will not exceed $4.0 billion; provided that if the requisite Consents with respect to the 2017 Notes Indenture are not received, the maximum aggregate principal amount of New Senior Secured Notes issuable in the Exchange Offers will not exceed $3.0 billion. In addition, the aggregate principal amount of New Senior Secured Notes issuable in the Exchange Offers for the Priority 2 Notes (as defined below)

will not exceed $1.5 billion (the “Priority Level 2 Cap”). Subject to applicable law, the Offerors reserve the right, but are not obligated, to increase or decrease the Maximum Exchange Amount and/or the Priority Level 2 Cap. The terms of the Exchange Offers are described more fully in the Prospectus and the related Consent and Letter of Transmittal.

b. Acceptance Priority

Subject to the terms and conditions of the Exchange Offers described in the Prospectus, including the Maximum Exchange Amount and the Priority Level 2 Cap, Old Notes validly tendered at or prior to the Early Tender Date (as defined below) will have no priority in acceptance by the Offerors over Old Notes validly tendered after the Early Tender Date and at or prior to the Expiration Date (as defined below) other than pursuant to the following acceptance priority levels:

•

First, all validly tendered (and not validly withdrawn) Old Notes designated in the table above as having an Acceptance Priority Level of 1 (collectively, the “Priority 1 Notes”) will be accepted unless doing so would cause the Maximum Exchange Amount to be exceeded, in which case such Priority 1 Notes will be accepted on a pro rata basis up to the greatest aggregate principal amount practicable that does not cause the Maximum Exchange Amount to be exceeded, and no Priority 2 Notes (as defined below) will be accepted for exchange; and

•

Second, if the aggregate principal amount of Old Notes validly tendered (and not validly withdrawn) by holders of Priority 1 Notes would not cause the Maximum Exchange Amount to be exceeded, all validly tendered (and not validly withdrawn) Old Notes designated in the table above as having an Acceptance Priority Level of 2 (collectively, the “Priority 2 Notes”) will be accepted unless doing so, when taking into account the accepted Priority 1 Notes, would cause the Maximum Exchange Amount or the Priority Level 2 Cap to be exceeded, in which case such Priority 2 Notes will be accepted on a pro rata basis up to the greatest aggregate principal amount practicable that, together with the Priority 1 Notes accepted for exchange, does not cause the Maximum Exchange Amount or the Priority Level 2 Cap to be exceeded.

The Offerors reserve the right to change the Acceptance Priority Levels in the event that the requisite Consents are not received or for other reasons, subject to applicable law.

c. Early Tender Date

Upon the terms and subject to the conditions of the Exchange Offers described in the Prospectus, including the Acceptance Priority Levels, the Maximum Exchange Amount and the Priority Level 2 Cap and the possible prorations resulting therefrom, (i) participating holders who tender their Old Notes at or prior to 5:00 p.m., New York City time, on October 19, 2009 (such time and date, as the same may be extended by the Offerors, the “Early Tender Date”) and whose Old Notes are accepted by the Offerors in the Exchange Offers will be eligible to receive the applicable consideration set forth in the table above under the heading “Total Consideration if Tendered at or Prior to the Early Tender Date” in respect of each $1,000 principal amount of Old Notes tendered, and (ii) participating holders who validly tender their Old Notes after the Early Tender Date and at or prior to the Expiration Date (as defined below) and whose Old Notes are accepted by the Offerors in the Exchange Offers will be eligible to receive the applicable consideration set forth in the table above under the heading “Exchange Consideration if Tendered After the Early Tender Date and at or Prior to the Expiration Date” in respect of each $1,000 principal amount of Old Notes tendered.

d. Expiration Date

Each of the Exchange Offers will expire at 5:00 p.m., New York City time, on November 3, 2009 (such time and date, as the same may be extended by the Offerors, the “Expiration Date”).

3. Important Information Regarding the New Senior Secured Notes

a. Accrued Interest

The New Senior Secured Notes will accrue interest from and including the settlement date for the Exchange Offers. Holders who receive New Senior Secured Notes in exchange for Old Notes that pay cash interest (the “Old Cash-Pay Notes”) will also receive, with respect to any such Old Cash-Pay Notes accepted for exchange, an amount equal to accrued and unpaid interest, if any, in cash, from the last applicable interest payment date to, but not including, the settlement date. Holders who receive New Senior Secured Notes in exchange for EFH Corp.’s 11.250%/12.000% Senior Toggle Notes due 2017 (the “Old Toggle Notes”) will also receive in the Exchange Offers, with respect to any such Old Toggle Notes accepted for exchange, in lieu of accrued and unpaid payment-in-kind interest with respect to such Old Toggle Notes, if any, from the last applicable interest payment date to, but not including, the settlement date, additional New Senior Secured Notes paid in accordance with the applicable consideration listed in the table above.

b. Guarantees and Security

The New EFH Senior Secured Notes will be guaranteed by Energy Future Competitive Holdings Company (a subsidiary of EFH Corp. and the parent of TCEH) on a senior unsecured basis and EFIH (the parent of Oncor Electric Delivery Holdings Company LLC (“Oncor Holdings”)) on a senior secured basis. EFIH’s guarantee of the New EFH Senior Secured Notes will be secured by EFIH’s pledge of all of the membership interests in Oncor Holdings and the other investments it owns in Oncor Holdings and its subsidiaries (such membership interests and other investments, the “Collateral”) on a senior basis. The New EFIH Senior Secured Notes will not be guaranteed. However, the New EFIH Senior Secured Notes will be secured by the Collateral on a senior basis.

4. Conditions to the Exchange Offers

The Exchange Offers are not conditioned on any minimum principal amount of Old Notes being tendered or the issuance of a minimum principal amount of New Senior Secured Notes. However, the Exchange Offers are subject to certain other conditions, including the conditions (which conditions cannot be waived) that the Registration Statement (as defined below), of which the Prospectus forms a part, has been declared effective by the Securities and Exchange Commission (“SEC”) and that each series of the New Senior Secured Notes to be issued in the Exchange Offers are approved for listing on the New York Stock Exchange, subject to notice of issuance, each as more fully described in the Prospectus. Subject to applicable law, the Offerors have the right to amend, terminate or withdraw any of the Exchange Offers and the Consent Solicitations, including without limitation the acceptance priority levels, the Maximum Exchange Amount and/or the Priority Level 2 Cap, at any time and for any reason, including if any of the conditions described in the Prospectus are not satisfied.

5. Additional Information

The Offerors filed a registration statement on Form S-4 (as it may be amended from time to time, the “Registration Statement”) relating to the Exchange Offers and the Consent Solicitations with the SEC on October 5, 2009. The Registration Statement has not yet become effective and the New Senior Secured Notes may not be issued, nor may the Exchange Offers be completed, until such time as the Registration Statement has been declared effective by the SEC and is not subject to a stop order or any proceedings for that purpose.

We urge holders to read the Prospectus relating to the Exchange Offers and the Consent Solicitations prior to making a decision to tender any of their Old Notes or otherwise make an investment decision with respect to the New Senior Secured Notes because it contains important information regarding the Exchange Offers and the Consent Solicitations.

Copies of the preliminary prospectus relating to the Exchange Offers and the Consent Solicitations, which is contained in the Registration Statement, and the related Consent and Letter of Transmittal will be made available to all holders of Old Notes free of charge and may be obtained from Global Bondholder Services Corporation, the Information Agent for the Exchange Offers, at (866) 387-1500 (U.S. toll free) or (212) 430-3774. Citigroup Global Markets Inc. and Goldman, Sachs & Co. are acting as the lead dealer managers in connection with the Exchange Offers and the lead solicitation agents in connection with the Consent Solicitations, and Banc of America Securities LLC, Credit Suisse Securities (USA) LLC, J.P. Morgan Securities Inc., KKR Capital Markets LLC and Morgan Stanley & Co. Incorporated are also acting as dealer managers and solicitation agents, in each case, as described in the Prospectus. For additional information, you may contact Citigroup Global Markets Inc. at (800) 558-3745 (U.S. toll free) or (212) 723-6106 (collect) or Goldman, Sachs & Co. at (800) 828-3182 (U.S. toll free) or (212) 357-4692 (collect). The Prospectus and the related Consent and Letter of Transmittal will also be available free of charge at the SEC’s website at www.sec.gov.

This press release is for informational purposes only and shall not constitute an offer to sell or the solicitation of an offer to buy any security and shall not constitute an offer, solicitation or sale in any jurisdiction in which such offering, solicitation or sale would be unlawful.

* * *

About EFH Corp.

EFH Corp. is a Dallas-based energy holding company, with a portfolio of competitive and regulated energy subsidiaries, primarily in Texas, including TXU Energy, Luminant and Oncor. TXU Energy is a competitive retailer that provides electricity and related services to over 2.2 million electricity customers in Texas. Luminant is a competitive power generation business, including mining, wholesale marketing and trading, construction and development operations. Luminant has over 16,100 MW of generation in Texas, including 2,300 MW of nuclear and 5,800 MW of coal-fueled generation capacity, and is building an additional 2,200 MW of coal-fueled generation capacity. Luminant is also the largest purchaser of wind-generated electricity in Texas and fifth largest in the United States. Oncor is a regulated electric distribution and transmission business that uses superior asset management skills to provide reliable electricity delivery to consumers. Oncor operates the largest distribution and transmission system in Texas, providing power to three million electric delivery points over more than 102,000 miles of distribution and 14,000 miles of transmission lines. While Oncor is a subsidiary of EFH Corp., Oncor reports to a separate and independent board.

Forward Looking Statements

This press release contains forward-looking statements, which are subject to various risks and uncertainties that could cause actual results to differ materially from management’s current projections, forecasts, estimates and expectations. All statements, other than statements of historical facts, that are included in this press release that address activities, events or developments that the Offerors expect or anticipate to occur in the future, including the Exchange Offers and Consent Solicitations (often, but not always, through the use of words or phrases such as “will likely result,” “are expected to,” “will continue,” “is anticipated,” “estimated,” “projection,” “target,” “goal,” “objective,” and “outlook”), are forward-looking statements. Although the Offerors believe that in making any such forward-looking statement their expectations are based on reasonable assumptions, any such forward-looking statement involves uncertainties and is qualified in its entirety by reference to the discussion of risk factors in the Prospectus and EFH Corp.’s and Energy Future Competitive Holdings Company’s reports filed with the SEC (including the sections entitled “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Forward-Looking Statements” contained therein).

-END-

Investor Relations:		Corporate Communications:

Bill Huber 214.812.2480	Tim Hogan 214.812.4641	Lisa Singleton 214.812.5049